Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

June 2, 2005

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On June 2, 2005, China Life Insurance Company Limited issued an announcement, copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated June 1, 2005

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Miao Fuchun
(Signature)
June 2, 2005	Name:	Miao Fuchun
	Title:	Director and Vice President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock code: 2628)

ANNOUNCEMENT

CHANGE OF PRESIDENT AND PROPOSED APPOINTMENT OF

DIRECTOR

The Board announces that:

(1) Mr. Wang Xianzhang has resigned from the position as President of the Company and Mr. Yang Chao has been appointed as President of the Company; and

(2) the Company has received from a Shareholder notification of its intention to propose resolution for the appointment of Mr. Yang Chao as director.

CHANGE OF PRESIDENT

The board of directors (the “Board”) of the Company announces that:

(i) Resignation of President

Mr. Wang Xianzhang (“Mr. Wang”), due to his age, has requested from the Board for his resignation from the position as President of the Company on 1 June, 2005. Mr. Wang’s request has been approved at and became effective upon the conclusion of the sixteenth meeting of the first session of the Board held on 1 June, 2005.

(ii) Appointment of President

The Board has appointed Mr. Yang Chao (“Mr. Yang”) as President of the Company at the sixteenth meeting of the first session of the Board held on 1 June, 2005. Mr. Yang’s appointment became effective from 1 June, 2005.

PROPOSED APPOINTMENT OF DIRECTOR

On 27 May, 2005, the Company received from China Life Insurance (Group) Company, the controlling Shareholder of the Company, notification of its intention to propose resolution for the appointment of Mr. Yang as director of the Company. After consideration of the resolution at its sixteenth meeting of the first session, the Board has decided to include the resolution for approval at an extraordinary general meeting of the Company to be convened (the “EGM”). Notice of the EGM will be published later.

BACKGROUND OF MR. YANG CHAO

Mr. Yang Chao, aged 55, has been the president of China Life Insurance (Group) Company since May 2005. With nearly 30 years of experience in the insurance and banking industries, Mr. Yang is

Commission File Number 001-31914

a senior economist. Between March 2000 and May 2005, Mr. Yang was the chairman and the president of both China Insurance (Holdings) Company Limited and China Insurance H.K. (Holding) Company Limited. Between March 1996 and February 2000, Mr. Yang was the chairman and the president of CIC Holdings (Europe) Limited. Between 1976 and 1996, Mr. Yang had been a director and the general manager of the operations department of The People’s Insurance Company of China, the general manager of The People’s Insurance Company of China, Shanghai Pudong branch, the deputy general manager and the assistant general manager of The People’s Insurance Company of China, Shanghai branch and a staff member of Bank of China, Shanghai branch. Currently, Mr. Yang is also the chairman of the board of directors of China Insurance International Holdings Company Limited and a director of Pacific Century Insurance Holdings Limited and CITIC International Financial Holdings Limited. Graduated from Shanghai International Studies University and Middlesex University in the United Kingdom, Mr. Yang majored in English language and business administration and has obtained a Master degree in Business Administration.

By Order of the Board of

China Life Insurance Company Limited

Heng Kwoo Seng

Company Secretary

As at the date of this announcement, the Board comprises of:

Executive Directors: Wang Xianzhang, Miao Fuchun

Non-executive Directors: Wu Yan, Shi Guoqing

Independent non-executive Directors: Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang, Fan Yingjun

Hong Kong, 1 June, 2005